Exhibit 99.1

dLocal Announces CFO Transition due to Health Reasons

Montevideo, March 25, 2025 - dLocal (Nasdaq: DLO), a leading cross-border payments platform, announced today that Mark Ortiz will step down from his role as Chief Financial Officer due to an unforeseen health issue that requires attention. The transition will take effect once the company has filed its annual report on Form 20-F including the 2024 annual audited financial statements (and in any event, no later than May 1, 2025).

The Board of Directors has appointed Jeffrey Brown, who currently serves as VP Finance, to act as interim Chief Financial Officer while it conducts a comprehensive search for a permanent successor.

“Over the past year, Mark has been instrumental in developing and implementing our financial strategy,” said Pedro Arnt, Chief Executive Officer of dLocal. "The Board and team extend their sincere appreciation for his leadership and contributions, and wholeheartedly support his decision to prioritize his health. We all wish him a full and speedy recovery."

Mr. Brown brings extensive financial expertise, having previously held leadership roles at Bank of America, RPX Corporation and more recently as the CFO at Geopagos. "We are confident in Jeff’s ability to guide our finance team during this transition," added Mr. Arnt.

Mr. Ortiz will, to the extent possible and permitted by his health, make himself available during the search and transition period as an advisor to the company. "Serving as CFO of dLocal has been an honor. While this is not the timing or circumstance I had envisioned for my departure, my health now requires my full focus. I have the utmost confidence in the leadership team and the company’s strong financial foundation, and I aspire to assist them to ensure a smooth transition. I remain a firm believer in the company’s future."

dLocal remains committed to executing its strategic plan and driving long-term value for shareholders. The company will provide further updates as the CFO search process progresses.

About dLocal

dLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com